Exhibit 99.1

Condensed consolidated income statement (unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
£000s (except per share information)	£000s	£000s	£000s	£000s
Revenue	1,142	2,798	14,146	23,276
Cost of sales	(2,774)	(1,607)	(7,625)	(8,972)
Gross profit	(1,632)	1,191	6,521	14,304
Research and development costs	(15,305)	(8,934)	(35,479)	(34,088)
General and administrative expenses	(5,600)	(4,956)	(16,058)	(16,521)
Operating loss	(22,537)	(12,699)	(45,016)	(36,305)
Finance and other expenses	(8,602)	(8)	(8,627)	(97)
Finance and other income	981	2,046	2,679	1,058
Loss for the period before taxation	(30,158)	(10,661)	(50,964)	(35,344)
Taxation	3,146	2,411	6,514	6,489
Loss for the period after taxation	(27,012)	(8,250)	(44,450)	(28,855)
Loss per ordinary share (basic and diluted)	(19.1) pence	(7.4) pence	(32.3) pence	(26.4) pence

Condensed consolidated statement of comprehensive income (unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	£000s	£000s	£000s	£000s
Loss for the period after taxation	(27,012)	(8,250)	(44,450)	(28,855)
Other comprehensive expense, net of tax:
Items that may subsequently be reclassified to profit and loss:
Foreign exchange differences arising on consolidation of foreign operations	(93)	59	(237)	(130)
Total other comprehensive (expense)/income for the period	(93)	59	(237)	(130)
Total comprehensive expense for the period	(27,105)	(8,191)	(44,687)	(28,985)

Condensed consolidated balance sheet (unaudited)

	September 30, 2024	December 31, 2023
	£000s	£000s
Non-current assets
Property, plant and equipment	1,647	1,813
Goodwill	7,538	7,840
Other intangible assets	258	284
Other long term assets	2,144	2,580
Financial assets at amortized cost	284	284
	11,871	12,801
Current assets
Cash and cash equivalents	61,953	54,031
Financial assets at amortized cost	67,037	-
R&D tax credit receivable	16,271	17,627
Other current assets	11,963	9,135
Trade receivables	288	228
	157,512	81,021
Non-current liabilities
Contract liabilities	(57,955)	(58,910)
Lease liability	-	(93)
	(57,955)	(59,003)
Current liabilities
Contract liabilities	(2,503)	(5,161)
Trade and other payables	(14,271)	(12,429)
Lease liability	(139)	(179)
	(16,913)	(17,769)
Net assets	94,515	17,050
Capital and reserves attributable to the owners of the parent
Share capital	7,082	5,942
Capital reserves	432,367	313,769
Translation reserve	1,714	1,951
Accumulated losses	(346,648)	(304,612)
Total shareholders' equity	94,515	17,050

Condensed consolidated statement of changes in equity (unaudited)

Nine months ended September 30, 2023
	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2023	5,390	277,860	2,085	(263,263)	22,072
Recognition of share-based payments	-	11,545	-	-	11,545
Options exercised in the period	-	(1,513)	-	1,513	-
Proceeds from ordinary shares issued	410	14,956	-	-	15,366
Transactions with owners recognized directly in equity	410	24,988	-	1,513	26,911
Loss for period	-	-	-	(28,855)	(28,855)
Other comprehensive income					-
Foreign exchange differences arising on consolidation of foreign operations	-	-	(130)	-	(130)
Total comprehensive expense for the period	-	-	(130)	(28,855)	(28,985)
At September 30, 2023	5,800	302,848	1,955	(290,605)	19,998

Nine months ended September 30, 2024
	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2024	5,942	313,769	1,951	(304,612)	17,050
Recognition of share-based payments	-	9,628	-	-	9,628
Options exercised in the period	-	(2,414)	-	2,414	-
Proceeds from ordinary shares issued	1,140	111,384	-	-	112,524
Transactions with owners recognized directly in equity	1,140	118,598	-	2,414	122,152
Loss for period	-	-	-	(44,450)	(44,450)
Other comprehensive income					-
Foreign exchange differences arising on consolidation of foreign operations	-	-	(237)	-	(237)
Total comprehensive expense for the period	-	-	(237)	(44,450)	(44,687)
At September 30, 2024	7,082	432,367	1,714	(346,648)	94,515

Condensed consolidated statement of cash flows (unaudited)

	Nine months ended
	September 30, 2024	September 30, 2023
	£000s	£000s
Cash flow from operating activities
Loss before tax	(50,964)	(35,344)
Depreciation charges	328	350
Amortization charges	26	27
Charge for the period in respect of share-based payments	9,628	11,545
Net foreign exchange loss/(gain)	(585)	992
Finance and other expenses	8,627	97
Finance and other income	(2,679)	(1,058)
(Increase)/Decrease in trade receivables	(229)	80
(Increase) in other current assets	(2,828)	(1,578)
(Increase) in RDEC Receivable	(628)	(1,653)
Decrease in other long term assets	436	-
Increase/(Decrease) in trade and other payables	1,856	(713)
(Decrease) in contract liabilities	(3,613)	(6,665)
Cash spent on operations	(40,625)	(33,920)
Tax paid	(255)	(417)
R&D tax credits received	8,915	6,853
Net cash (outflow) from operating activities	(31,965)	(27,484)
Cash flow from investing activities
Redemption of financial assets at amortized cost	19,415	36,183
Purchase of financial assets at amortized cost	(88,107)	(20,666)
Interest received	1,483	575
Purchase of property, plant and equipment	(116)	(44)
Net cash (outflow)/inflow from investing activities	(67,325)	16,048
Cash flow from financing activities
Repayment of lease liabilities	(146)	(131)
Gross proceeds from issue of share capital	119,392	16,042
Transaction costs for issue of share capital	(6,867)	(676)
Net cash inflow from financing activities	112,379	15,235
Increase in cash and cash equivalents	13,089	3,799
Cash and cash equivalents at start of year	54,031	54,816
Effect of exchange rate fluctuations on cash and cash equivalents held	(5,167)	197
Cash and cash equivalents at end of period	61,953	58,812

Notes to the Financial Statements

Three and nine months ended September 30, 2024

1. General information

Silence Therapeutics plc and its subsidiaries (together, the "Group") are primarily involved in the discovery, delivery and development of RNA therapeutics. Silence Therapeutics plc (the "Company"), a public company limited by shares registered in England and Wales, with company number 02992058, is the Group’s ultimate parent company. The Company’s registered office is 27 Eastcastle Street, London, W1W 8DH and the principal place of business is 72 Hammersmith Road, London, W14 8TH.

These unaudited condensed consolidated interim financial statements were approved for issue on November 14, 2024.

These unaudited condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2023 were approved by the board of directors on April 8, 2024 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under section 498 of the Companies Act 2006.

The condensed consolidated interim financial statements have not been audited.

Basis of preparation and accounting policies

These unaudited condensed consolidated interim financial statements and this report for the three and nine month reporting periods ended September 30, 2024 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements as of and for the year ended December 31, 2023, and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s consolidated balance sheet as of September 30, 2024, the consolidated results of its operations for the three and nine months ended September 30, 2024 and 2023, its statements of shareholders’ equity for the nine months ended September 30, 2024 and 2023 and its consolidated cash flows for the nine months ended September 30, 2024 and 2023.

The interim report does not include all of the notes of the type normally included in an annual financial report. Accordingly, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (the "Annual Report") which was prepared in accordance with IFRS ("International Financial Reporting Standards") as issued by the IASB and filed with the Securities and Exchange Commission on March 13, 2024.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting periods.

The preparation of these unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results might differ from these estimates.

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2023 included in the Annual Report. There have been no changes to the Company's significant accounting policies since the date of the audited consolidated financial statements for the year ended December 31, 2023 included in the Annual Report.

New accounting standards issued by the IASB that are not yet effective and have not been early adopted by the Company

IFRS 18 "Presentation and Disclosure in Financial Statements" was issued by the International Accounting Standards Board in April 2024. IFRS 18 will be effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. IFRS 18, upon adoption replaces IAS Standards 1 - "Presentation of Financial Statements." IFRS 18 sets out new requirements focused on improving financial reporting by:

• requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),

• requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. non-IFRS measures), and

• adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.

IFRS 18 is not intended to impact the recognition or measurement of items a company's financial statements; however, it might change what an entity reports as its ‘operating profit or loss’ due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement. The Company is currently assessing the impact of adopting IFRS 18.

2. Going concern

The Group has incurred recurring losses since inception, including net losses of £27.0 million for the three months ended September 30, 2024 and £44.5 million for the nine months ended September 30, 2024. As of September 30, 2024, the Group had accumulated losses of £346.6 million.

The Group expects to incur operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Group may develop.

To date, the Group has funded its operations through upfront milestone payments from collaboration agreements, equity offerings and proceeds from private placements, as well as management of expenses and other financing options to support its continued operations. In 2023, the Group received a $10.0 million (approximately £7.9 million) milestone payment under the Company's collaboration agreement with AstraZeneca (the "AstraZeneca Collaboration) and $4.0 million (approximately £3.2 million) in milestone payments from the collaboration with Hansoh Pharmaceutical Group Company Limited (“Hansoh”). In fiscal 2023, the Group also raised gross proceeds of approximately $32.2 million (approximately £25.5 million) pursuant to its at-the-market facility with Jefferies LLC ("ATM Program"), before deducting approximately £1.0 million in placement agent fees and other expenses. In the first nine months of 2024, the Group raised additional proceeds of $27.7 million (£21.7 million) pursuant to the ATM Program, before deducting $0.9 million (£0.7 million) in placement agent fees and other expenses. On February 5, 2024, the Group announced a private placement of 5,714,286 of the American Depositary Shares (“ADSs”), each ADS representing three ordinary shares, at a price of US $21.00 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). The aggregate gross proceeds of the Private Placement was approximately $120 million (£95.4 million) before deducting approximately $7.8 million (£6.1 million) in placement agent fees and other expenses. In the second quarter of 2024, the Group received a $10.0 million (approximately £7.9 million) milestone payment from the AstraZeneca Collaboration and achieved another $2 million (approximately £1.6 million) in milestone payments from the Hansoh collaboration. As of September 30, 2024, the Group had cash, cash equivalents and U.S. treasury bills of £129.0 million ($172.7 million).

The Group will need to raise additional funding to fund its operating expenses and capital expenditure requirements as it continues to pursue its ongoing clinical development activities. The Group may seek additional funding through public or private financings, debt financings, collaborations or similar arrangements. Specifically, the Group may receive future milestone payments from existing collaboration agreements which will extend the ability to fund operations. Additional future milestone payments are dependent on achievement of certain development or regulatory objectives that may not occur. The inability to obtain future funding could impact; the Group’s financial condition and ability to pursue its business strategies, including being required to delay, limit, reduce or eliminate some of its research and development or product development programs, or being unable to continue operations or unable to continue as a going concern.

3. Revenue

Revenue from collaboration agreements for the three and nine months ended September 30, 2024 predominately relates to collaboration revenue recognized pursuant to the research collaboration agreement the Company entered into with AstraZeneca in March 2020.

Revenue for the three months ended September 30, 2024 was comprised of £1.1 million of research collaboration income (September 30, 2023: £2.7 million) and no royalty income (September 30, 2023: £0.1 million).

Revenue for the nine months ended September 30, 2024 was comprised of £14.0 million of research collaboration income (September 30, 2023: £22.8 million) and £0.1 million of royalty income (September 30, 2023: £0.4 million).

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	£000s	£000s	£000s	£000s
Revenue from Contracts with Customers
Research collaboration - Mallinckrodt	-	145	457	10,296
Research collaboration - AstraZeneca	921	2,296	12,821	12,201
Research collaboration - Other	221	216	755	338
Research collaboration - Total	1,142	2,657	14,033	22,835
Royalties	-	141	113	441
Total revenue from contracts with customers	1,142	2,798	14,146	23,276

Under the Company’s collaboration agreement with Mallinckrodt (the “Mallinckrodt Collaboration”), the Company received an upfront cash payment of £16.4 million ($20.0 million) in 2019 and was eligible to receive specified development, regulatory and commercial milestone payments, as well as reimbursement for some of the Company’s research personnel and preclinical development costs. The Company recognized the initial upfront payment received, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c).

In March 2023, the Company reacquired exclusive worldwide rights to two preclinical siRNA assets under the Mallinckrodt Collaboration, which resulted in a modification of the underlying collaboration agreement. No additional performance obligations were identified as a result of the modification as there were no additional goods or services to be provided by the Company and the modification resulted in the partially satisfied performance obligations relating to the two reacquired targets becoming fully satisfied as the Company was no longer obligated to develop these targets. SLN501, the C3 targeting program, remained under the original terms of the Mallinckrodt Collaboration. The Company accounted for the modification of the collaboration agreement as if it were part of the existing contract as the remaining services to be delivered under the Mallinckrodt Collaboration form part of a single performance obligation that was partially satisfied at the date of contract modification. Therefore, the effect of the contract modification was that the consideration originally received for the two preclinical siRNA assets was reallocated to the SLN501 program. The Company recognized the effect of the contract modification on the measure of progress towards complete satisfaction of the SLN501 performance obligation, and recognized an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis. The Company recognized £8.0 million on the contract modification date in the first quarter of 2023. In relation to the reacquired targets under the Mallinckrodt Collaboration, the two preclinical siRNA assets were recognized at fair value. The fair value of those assets has been determined to be nil. Under the modification of the Mallinckrodt Collaboration, the Company agreed to pay future success-based milestones and low single digit royalties on net sales if the projects advance pursuant to the terms of the Mallinckrodt Collaboration. The Company will recognize these variable success-based milestones as an intangible asset at cost when triggered. Any royalties payable pursuant to the Mallinckrodt Collaboration will be expensed in cost of sales.

In March 2024, Mallinckrodt notified the Company that it will not pursue further development of the SLN501 program following the completion of the Phase 1 clinical trial. The completion of the Phase 1 clinical trial also represented the conclusion of all required development activities and commitments under the terms of the Mallinckrodt Collaboration. During the nine months ended September 30, 2024, the Company recognized the remaining £0.5 million in revenue related to the Mallinckrodt Collaboration (nine months ended September 30, 2023: £10.3 million).

From the AstraZeneca Collaboration, the Company received an upfront cash payment of £17.1 million ($20.0 million) in 2020 with a further amount of £30.8 million ($40.0 million) received in May 2021. The Company is also eligible to receive specified development and commercial milestone payments under the AstraZeneca Collaboration as well as tiered royalties on net sales, if any. The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2024, the Company achieved a milestone payment of approximately £7.9 million ($10.0 million) (nine months ended September 30, 2023: £7.9 million). In March 2024, the Company met the obligations for the second product candidate under the AstraZeneca Collaboration. As a result, the remaining revenue of £4.1 million associated with the target was recognized. During the nine months ended September 30, 2024, the Company recognized a total of £12.8 million in revenue under the AstraZeneca Collaboration, mainly due to the factors mentioned above (nine months ended September 30, 2023: £12.2 million).

The Company entered into a collaboration agreement with Hansoh (the "Hansoh Collaboration") on October 14, 2021. The Company received an upfront cash payment of approximately $16.0 million (£10.7 million, net of taxes based on the exchange rate at the payment date) in December 2021. The Company is eligible to receive development, regulatory and commercial milestones under the Hansoh Collaboration as well as royalties on Hansoh net product sales, if any. During the nine months ended September 30, 2024, the Company achieved a milestone payment of approximately £1.6 million ($2.0 million) (nine months ended September 30, 2023: £3.2 million). The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2024, the Company recognized a total of £0.8 million in revenue under the Hansoh Collaboration (nine months ended September 30, 2023: £0.3 million).

In December 2018, the Company entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc. ("Alnylam") pursuant to which the Company settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, the Company licenses specified patents to Alnylam, and Alnylam pays the Company a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. The Company was eligible to receive these royalties through December 2023. The Company invoiced Alnylam quarterly in arrears based on sales data for that quarter as reported to the Company by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the nine months ended September 30, 2024, the

Company recognized a total of £0.1 million in royalty income from Alnylam (nine months ended September 30, 2023: £0.4 million).

4. Segment reporting

In 2024, the Group operated in the specific technology field of RNA therapeutics.

Business segments

The Group has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). For the three and nine months ended September 30, 2024 and 2023, the CODM determined that the Group had one business segment, the development of RNAi-based therapeutics. This is consistent with reporting to senior management. The information used internally by the CODM is the same as that disclosed in the financial statements.

An analysis of the Group’s assets and revenues by location is shown below:

	U.S.	U.K.	Germany	Total
	£000s	£000s	£000s	£000s
Non-current assets
As at December 31, 2023	-	3,508	9,293	12,801
As at September 30, 2024	-	2,895	8,976	11,871

Revenue analysis for the nine months ended September 30, 2023
Research collaboration	-	22,835	-	22,835
Royalties	-	-	441	441
	-	22,835	441	23,276

Revenue analysis for the nine months ended September 30, 2024
Research collaboration	-	14,033	-	14,033
Royalties	-	-	113	113
.	-	14,033	113	14,146

5. Loss per ordinary share (basic and diluted)

The calculation of the loss per ordinary share is based on the loss for the three months ended September 30, 2024 and on the weighted average number of ordinary shares in issue during the three months ended September 30, 2024 of 141,198,163 (three months ended September 30, 2023: 111,916,155).

The calculation of the loss per ordinary share is based on the loss for the nine months ended September 30, 2024 and on the weighted average number of ordinary shares in issue during the nine months ended September 30, 2024 of 137,775,274 (nine months ended September 30, 2023: 109,448,835).

The options outstanding at September 30, 2024 and 2023 are considered to be anti-dilutive as the Group is loss-making.

6. Goodwill

	September 30, 2024	December 31, 2023
	£000s	£000s
Balance at start of the period	7,840	8,009
Translation adjustment	(302)	(169)
Balance at end of the period	7,538	7,840

7. Contract liabilities

Contract liabilities comprise entirely deferred revenue in respect of the Mallinckrodt Collaboration, AstraZeneca Collaboration and Hansoh Collaboration. The current contract liabilities represent the amount of estimated revenue to be reported in the next twelve months related to amounts invoiced to the Company's partners. Current and non-current contract liabilities include future revenue, recharged expenses, upfront payments, and milestones achieved from collaborations through September 30, 2024.

	September 30, 2024	December 31, 2023
	£000s	£000s
Contract liabilities:
Current	2,503	5,161
Non-current	57,955	58,910
Total contract liabilities	60,458	64,071

	Total
	£000s
Contract liabilities:
At January 1, 2023	72,349
Additions during period	16,170
Revenue unwound during period	(22,835)
At September 30, 2023	65,684

At January 1, 2024	64,071
Additions during period	10,420
Revenue unwound during period	(14,033)
At September 30, 2024	60,458

8. Taxation

An additional £3.2 million current tax asset was recognized in respect of the U.K. R&D tax credit regime for small or medium-sized enterprises, or SMEs in the three months ended September 30, 2024 (three months ended September 30, 2023: £2.5 million). In addition to this credit, the Company has recognized £0.2 million of income from the R&D expenditure credit (RDEC) scheme from the UK government (three months ended September 30, 2023: £1.5 million). This income is reflected in the income statement within research and development costs for the three months ended September 30, 2024. The Company had no foreign tax expense for the three months ended September 30, 2024 (three months ended September 30, 2023: £0.1 million).

An additional £6.9 million current tax asset was recognized in respect of SME research and development tax credits in the nine months ended September 30, 2024 (nine months ended September 30, 2023: £7.3 million). In addition to these tax credits, the Company recognized £0.6 million of income from the RDEC scheme from the UK government.

This income is reflected in the income statement within research and development costs for the nine months ended September 30, 2024 (nine months ended September 30, 2023: £1.7 million). The Company had a foreign tax expense of £0.2 million for the nine months ended September 30, 2024 (nine months ended September 30, 2023: £0.4 million). In the nine months ended September 30, 2024, £0.2 million of tax expense was recognized on withholding tax associated with milestones from the Hansoh Collaboration (nine months ended September 30, 2023: £0.4 million). Since the Group does not have an establishment or place of business in China, the Group is subject to withholding tax on gross income from dividends, interest, lease of property, royalties and other China-source passive income.

The current tax asset at September 30, 2024 was £16.3 million, which was comprised of £6.9 million in respect of SME research and development tax credits and £0.6 million from the RDEC scheme for the nine months ended September 30, 2024 and £8.7 million in respect of the year ended December 31, 2023 compromising £7.8 million in respect of research and development activities and £0.9 million from the RDEC scheme.

9. Capital reserves

Nine months ended September 30, 2023

	Share premium account	Merger reserve	Share based payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2023	226,670	22,248	23,748	5,194	277,860
Ordinary shares issued	15,396	-	-	-	15,396
On options in issue during the period	-	-	11,545	-	11,545
On options exercised during the period	236	-	(1,513)	-	(1,277)
Costs capitalized in respect of issuance of shares during the period	(676)	-	-	-	(676)
Movement in the period	14,956	-	10,032	-	24,988
At September 30, 2023	241,626	22,248	33,780	5,194	302,848

Nine months ended September 30, 2024

	Share premium account	Merger reserve	Share based payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2024	251,447	22,248	34,880	5,194	313,769
Ordinary shares issued	115,995	-	-	-	115,995
On options in issue during the period	-	-	9,628	-	9,628
On options exercised during the period	2,257	-	(2,414)	-	(157)
Costs capitalized in respect of issuance of shares during the period	(6,868)	-	-	-	(6,868)
Movement in the period	111,384	-	7,214	-	118,598
At September 30, 2024	362,831	22,248	42,094	5,194	432,367

	September 30, 2024	December 31, 2023
	£000s	£000s
Authorized, allotted, called up and fully paid ordinary shares, par value £0.05	7,082	5,942

Number of shares in issue	141,644,488	118,846,966
Number of ADS in issue	47,214,829	39,615,655

The Group has only one class of shares. All ordinary shares have equal voting rights and rank pari passu for the distribution of dividends.

On October 15, 2021, the Company entered into an Open Market Sale AgreementSM (the "Sales Agreement"), with Jefferies LLC ("Jefferies"), under which Jefferies, as the Company's exclusive agent, at its discretion and at such times that the Company may determine from time to time, may offer and sell up to a maximum of $100.0 million of ADSs from time to time. Under the terms of the Sales Agreement, Jefferies may sell the ADSs at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act of 1933, as amended. The ADSs offered under the Sales Agreement are being offered pursuant to a registration statement on Form F-3 that became effective on October 22, 2021. During the year ended December 31, 2023, the Company sold 3.4 million ADSs for net proceeds of approximately $32.2 million (approximately £25.5 million), before deducting £1.0 million in placement agent fees and other expenses. During the nine months ended September 30, 2024, the Company sold 1.4 million ADSs for net proceeds of approximately £21.7 million ($27.7 million), before deducting £0.7 million ($0.9 million) in placement agent fees and other expenses. As of September 30, 2024, approximately $40 million of ADSs remained available under the Sales Agreement.

On February 5, 2024, the Group announced a private placement of 5,714,286 of the Company’s ADSs, each representing three ordinary shares, at a price of US $21.00 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). The aggregate gross proceeds of the Private Placement was approximately £95.4 million ($120 million) before deducting approximately £6.1 million ($7.8 million) in placement agent fees and other expenses.

Details of the ordinary shares (including ordinary shares in the form of ADSs) issued by the Company during the nine months ended September 30, 2024 are as follows:

Number of ordinary shares in issue at January 1, 2023	107,808,472
Number of equivalent ADSs in issue at January 1, 2023	35,936,157
Options exercised at $3.76/ADS or $1.51/ordinary share	27,498
Options exercised at $0.20/ADS or $0.08/ordinary share	222,279
Options exercised at $2.40/ADS or $0.08/ordinary share	39,999
Options exercised at $7.60/ADS or $3.05/ordinary share	84,384
Options exercised at $0.21/ADS or $0.09/ordinary share	193,605
Ordinary shares issued under the Sales Agreement	7,633,551
Number of ordinary shares in issue at September 30, 2023	116,009,788
Number of equivalent ADS in issue at September 30, 2023	38,669,929

The below reflects USD exercise prices of exercised options over ADSs (converted to ordinary shares in a 3:1 ratio) following delisting from the London AIM Stock Exchange on November 29, 2021.
Number of ordinary shares in issue at January 1, 2024	118,846,966
Number of equivalent ADSs in issue at January 1, 2024	39,615,655
Shares issued during the year	21,418,665
Options exercised at $0.20/ADS or $0.07/ordinary share	252,540
Options exercised at $2.40/ADS or $0.80/ordinary share	268,791
Options exercised at $4.23/ADS or $1.41/ordinary share	12,000
Options exercised at $5.81/ADS or $1.94/ordinary share	375
Options exercised at $7.32/ADS or $2.44/ordinary share	30,000
Options exercised at $7.60/ADS or $2.53/ordinary share	584,316
Options exercised at $8.20/ADS or $2.73/ordinary share	49,998
Options exercised at $10.68/ADS or $3.56/ordinary share	10,500
Options exercised at $12.81/ADS or $4.27/ordinary share	1,500
Options exercised at $12.94/ADS or $4.31/ordinary share	2,841
Options exercised at $13.8/ADS or $4.60/ordinary share	3,708
Options exercised at $15.38/ADS or $5.13/ordinary share	106,779
Options exercised at $16.64/ADS or $5.55/ordinary share	1,248
Options exercised at $19.50/ADS or $6.50/ordinary share	780
Options exercised at $20.41/ADS or $6.80/ordinary share	10,500
Options exercised at $22.01/ADS or $7.34/ordinary share	37,545
Options exercised at $23.60/ADS or $7.87/ordinary share	5,436
Number of ordinary shares in issue at September 30, 2024	141,644,488
Number of equivalent ADS in issue at September 30, 2024	47,214,829

10. Related party transactions

There were no related party transactions between the Company and its directors, executive officers, or holders of more than 10% of its outstanding share capital and their affiliates, in the nine months ended September 30, 2024.

11. Subsequent events

None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with our unaudited financial statements as of and for the three and nine months ended September 30, 2024 and the related notes to those unaudited condensed consolidated financial statements included as Exhibit 99.1 to this Report on Form 6-K, as well as our audited consolidated financial statements and related notes as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission, or the SEC, on March 13, 2024.

The statements in this discussion with respect to our plans and strategy for our business, including expectations regarding our future liquidity and capital resources and other non-historical statements, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in Exhibit 99.1 to this Report on Form 6-K. Our actual results may differ materially from those contained in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Silence Therapeutics plc (“we”, “us”, “our”, “the Company” or “Silence”) is a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Our siRNA molecules are designed to harness the body’s natural mechanism of RNA interference, or RNAi, by specifically binding to and degrading messenger RNA, or mRNA, molecules that encode specific targeted disease-associated proteins in a cell. By degrading the message that encodes the disease-associated protein, the production of that protein is reduced, and its level of activity is lowered. In the field of RNAi therapeutics, this reduction of disease-associated protein production and activity is referred to as “gene silencing.” Our proprietary mRNAi GOLD™ (GalNAc Oligonucleotide Discovery) platform consists of siRNA product candidates designed to precisely target and ‘silence’ specific disease-associated genes in the liver. Using our mRNAi GOLD™ platform, we have generated siRNA product candidates both for our internal development pipeline as well as for out-licensed programs with third-party collaborators. Our wholly owned pipeline is currently focused in three therapeutic areas of high unmet need: cardiovascular disease, hematology and rare diseases.

Our Product Candidate, Zerlasiran (SLN360)

Zerlasiran (SLN360) is our wholly owned siRNA product candidate designed to lower the body's production of apolipoprotein(a), a key component of lipoprotein(a), or Lp(a), that has been associated with an increased risk of cardiovascular events. Zerlasiran works by targeting messenger RNA required to translate the LPA gene into particles of Lp(a), effectively ‘silencing’ the gene to reduce Lp(a) production. High Lp(a), defined as 125nmol/L or higher, is a genetically determined cardiovascular risk factor affecting at least 20% of the world’s population and is associated with a high risk of heart attack, stroke and aortic stenosis. Unlike low-density lipoprotein (LDL), Lp(a) levels are predominantly genetically determined, typically by age five, and unaffected by diet or lifestyle. There are currently no approved medicines that selectively lower Lp(a). Lp(a) levels can be measured by a simple blood test and while there is no generalized consensus on Lp(a) risk thresholds, growing evidence supports three main levels: Low or Normal (less than 75 nmol/L), Elevated (75 nmol/L to 124 nmol/L) and High (125 nmol/L or higher). A recent US based registry study in over 16,000 individuals showed that there is substantial risk of major cardiovascular events in individuals with elevated levels below the current accepted risk threshold of 125 nmol/L. Guidelines from the European Atherosclerosis Society (EAS) and Canadian Cardiovascular Society (CCS) suggest at least one test in an adult lifetime. The American College of Cardiology (ACC) and American Heart Association (AHA) recommend testing for those with a family history of premature atherosclerotic cardiovascular disease (ASCVD) or personal history of ASCVD. In Phase 1 and Phase 2 clinical trials, zerlasiran substantially lowered Lp(a) levels in ASCVD patients with persisting effects following infrequent dosing and was well tolerated with no major safety concerns. We expect to start the zerlasiran Phase 3 program in the first half of 2025. In addition, we are actively seeking strategic development opportunities for zerlasiran, and we are engaged in global partnership discussions for potential Phase 3 development and future commercialization.

Our Product Candidate, Divesiran (SLN124)

Divesiran (SLN124) is our wholly owned siRNA product candidate designed to inhibit TMPRSS6 expression in the liver. TMPRSS6 is a negative regulator of hepcidin, the body's master regulator of iron metabolism including its absorption, distribution and storage. Divesiran has shown preclinical potential in several hematological disorders, including polycythemia vera, or PV. PV is a rare, myeloproliferative neoplasm – a type of blood cancer - characterized by the excessive production of red blood cells, often resulting in elevated hematocrit, or HCT, levels. Elevated HCT above 45-percent is associated with a four-times higher rate of death from cardiovascular or thrombotic events. PV is associated with a range of burdensome symptoms including fatigue, cognitive disturbance and pruritis and additionally, longer term can transform to myelofibrosis and Acute Myeloid Leukemia. The aim of treatment is to maintain HCT less than 45%, a level that is associated with a reduced incidence of thrombosis and CV-associated death. The current standard of care includes repeated phlebotomies to reduce HCT and/or cytoreductive agents to reduce red blood cell production. There are currently no approved therapies that specifically target red blood cells and HCT. By silencing TMPRSS6 in PV patients, divesiran aims to increase hepcidin production and release by liver hepatocytes, leading to the restriction of iron to the bone marrow and, thus, reducing the excessive production of red blood cells, a process dependent on availability of iron. Divesiran is being studied in the SANRECO Phase 1/2 clinical trial in PV patients. In June 2024, we reported positive interim results from the Phase 1 portion of the SANRECO trial. The interim data showed divesiran substantially reduced phlebotomy requirements in PV patients following infrequent dosing and was well tolerated with no major safety issues. The U.S. Food and Drug Administration (FDA) has granted divesiran Fast Track and orphan disease designations for PV.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca plc, or AstraZeneca and Hansoh Pharmaceutical Group Company Limited, or Hansoh. These collaborations further expand our pipeline and collectively represent billions in potential milestones plus royalties.

We believe the potential for our mRNAi GOLD™ platform to address disease-associated genes in the liver is substantial. Only around one percent of the approximately 14,000 liver expressed genes have been targeted by publicly known siRNAs. Once in the clinic, early-stage GalNAc-conjugated RNAi programs have shown a much greater likelihood of advancement from the current phase of development compared to the pharmaceutical industry average. We aim to maximize our mRNAi GOLD™ platform by advancing both our proprietary and partnered pipelines.

Third Quarter 2024 and Recent Business Highlights

Zerlasiran (cardiovascular disease)

•
Results from the ALPACAR-360 Phase 2 study of zerlasiran in ASCVD patients with high Lp(a) will be presented during the Late-Breaking Science Session of the American Heart Association Annual Scientific Sessions in Chicago, Illinois, on Monday, November 18, 2024.

Divesiran (hematological disorders)

•
Results from the Phase 1 portion of the SANRECO Phase 1/2 study of divesiran in PV patients have been selected for oral presentation at the American Society of Hematology (ASH) Annual Meeting taking place December 7-10, 2024 in San Diego, California. The ASH abstract and viewing details are listed below.

Presentation Title: Initial Results from a Phase 1/2 Study Evaluating Divesiran, a Novel Galnac Conjugated siRNA, in Patients with Polycythemia Vera (SANRECO)

Abstract Number: 656

Presentation Date & Time: Sunday, Dec. 5, 4:45 p.m. PST

Location: Manchester Grand Hyatt San Diego, Grand Hall D

Presenter: Dr. Marina Kremyanskaya

Our Collaborations

AstraZeneca Collaboration

In March 2020, we entered into a collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases, or the AstraZeneca Collaboration. Under the AstraZeneca Collaboration, AstraZeneca made an upfront cash payment to us of $20.0 million in May 2020. AstraZeneca made an additional unconditional cash payment to us of $40.0 million which was received in May 2021.

The collaboration covered five targets initially, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10.0 million upon the exercise of each option to collaborate on an additional target. In May 2023, AstraZeneca nominated the first product candidate under the collaboration, triggering a $10 million option fee to us to advance development on an undisclosed program. In February 2024, AstraZeneca initiated a Phase 1 clinical trial for this undisclosed program which triggered another $10 million milestone payment to us. In March 2024, we completed our obligations for the second product candidate under the collaboration. For each target selected under the collaboration, we will be eligible to receive up to $140.0 million in potential milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we will also be eligible to receive up to $250.0 million in potential commercial milestone payments, upon the achievement of specified annual net sales levels, as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

Mallinckrodt Collaboration

In July 2019, we entered into a collaboration agreement with Mallinckrodt plc, or Mallinckrodt, to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders, or the Mallinckrodt Collaboration. In connection with the entry into the collaboration, Mallinckrodt made an upfront cash payment to us of $20.0 million (equivalent to £16.4 million as of the payment date). Under a separate subscription agreement, Cache Holdings Limited, a wholly owned subsidiary of Mallinckrodt, concurrently subscribed for 5,062,167 new ordinary shares for an aggregate subscription price of $5.0 million (equivalent to £4.0 million as of the payment date). Under the collaboration, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional undisclosed complement-mediated disease targets from us. In July 2020, Mallinckrodt exercised options on the two additional complement targets.

In March 2023, we reacquired exclusive worldwide rights from Mallinckrodt to the two undisclosed preclinical complement targets. Under the terms of the modified collaboration, we did not make any upfront payment to get the two assets back and will potentially pay future success-based milestones and low single digit royalties on net sales if the projects advance. SLN501, the C3 targeting program, remained under the original terms of the collaboration. In March 2024, Mallinckrodt notified us that they will not pursue further development of SLN501 following the completion of the Phase 1 clinical trial. This completion also concludes all required development activities and commitments under the collaboration.

Hansoh Collaboration

On October 15, 2021, we announced a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging our proprietary mRNAi GOLD™ platform, or the Hansoh Collaboration. Under the terms of the Hansoh Collaboration, we retain exclusive rights to the first two targets in all territories except the China Region (Greater China, Hong Kong, Macau and Taiwan). Hansoh has the exclusive option to license rights to those two targets in the China Region following the completion of Phase 1 clinical trials. We will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post Phase 1 clinical trials. Hansoh will also have the exclusive option to license global rights to a third target at the point of the filing of an Investigational New Drug, or IND, application. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021. Under the Hansoh Collaboration, we achieved our first $2 million research milestone payment in the Hansoh collaboration in April 2022. In 2023, we achieved two additional preclinical milestones and received $4.0 million from the collaboration. In 2024, we achieved an additional preclinical milestone of $2.0 million from the Hansoh Collaboration. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

Financial Operations Overview

Revenue

We do not have any approved products. Accordingly, we have not generated any revenue from product sales, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global strategic collaborations with third parties.

Under the Mallinckrodt Collaboration, we received an upfront cash payment of £16.4 million ($20.0 million) in 2019 and was eligible to receive specified development, regulatory and commercial milestone payments. We recognized the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c).

In March 2023, we reacquired exclusive worldwide rights to two preclinical siRNA assets under its Mallinckrodt Collaboration, which resulted in a modification of the underlying collaboration agreement. No additional performance obligations were identified as a result of the modification as there were no additional goods or services to be provided by us and the modification resulted in the partially satisfied performance obligations relating to the two reacquired targets becoming fully satisfied as we were no longer obligated to develop these targets. SLN501, the C3 targeting program, remained under the terms of the Mallinckrodt Collaboration. We accounted for the modification of the collaboration agreement as if it were part of the existing contract as the remaining services to be delivered under the Mallinckrodt Collaboration form part of a single performance obligation that is partially satisfied at the date of contract modification. The effect of the contract modification was the consideration originally received for the two preclinical siRNA assets was reallocated to SLN501 program. We recognized the effect of the contract modification on the measure of progress towards complete satisfaction of the SLN501 performance obligation, and recognized an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis. We recognized £8.0 million on the contract modification date in the first quarter of 2023. In relation to the reacquired targets under the Mallinckrodt Collaboration, the two preclinical siRNA assets were recognized at fair value. The fair value of those assets has been determined to be nil. Under the modification, we agreed to pay future success-based milestones and low single digit royalties on net sales if the projects advance. We will recognize these variable success-based milestones as an intangible asset at cost when triggered. Any royalties payable pursuant to the Mallinckrodt Collaboration will be expensed in cost of sales.

In March 2024, Mallinckrodt notified us that they will not pursue further development of the SLN501 program following the completion of the Phase 1 clinical trial. The completion of the Phase 1 clinical trial also represented the conclusion of all required development activities and commitments under the terms of the Mallinckrodt Collaboration. During the nine months ended September 30, 2024, we recognized the remaining £0.5 million in revenue under the Mallinckrodt Collaboration (nine months ended September 30, 2023: £10.3 million).

Under the AstraZeneca Collaboration, we received an upfront cash payment of £17.1 million ($20.0 million) in 2020 with a further amount of £30.8 million ($40.0 million) received in May 2021. We are also eligible to receive specified development and commercial milestone payments under the AstraZeneca Collaboration as well as tiered royalties on net sales, if any. We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2024, we achieved a milestone payment of approximately £7.9 million ($10.0 million) (nine months ended September 30, 2023: £7.9 million). In March 2024, we met the obligations for the second product candidate under the AstraZeneca Collaboration. As a result, the remaining revenue of £4.1 million associated with the target was recognized. During the nine months ended September 30, 2024, we recognized a total of £12.8 million in revenue under the AstraZeneca Collaboration (nine months ended September 30, 2023: £12.2 million).

Under the Hansoh Collaboration, we received an upfront cash payment of approximately $16.0 million (£10.7 million, net of taxes based on the exchange rate at the payment date) in December 2021. We are eligible to receive development, regulatory and commercial milestones under the Hansoh Collaboration as well as royalties on Hansoh net product sales, if any. During the nine months ended September 30, 2024, we achieved a milestone payment of approximately £1.6 million ($2.0 million) (nine months ended September 30, 2023: £3.2 million). We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2024, we recognized a total of £0.8 million in revenue under the Hansoh Collaboration (nine months ended September 30, 2023: £0.3 million).

In December 2018, we entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which we settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, we license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. We were eligible to receive these royalties through December 2023. We invoiced Alnylam quarterly in arrears based on sales data for that quarter as reported to us by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the nine months ended September 30, 2024, we recognized a total of £0.1 million in royalty income from Alnylam (nine months ended September 30, 2023: £0.4 million).

Cost of Sales

Cost of sales consists of research and development expenditure that is directly related to work carried out on revenue generating contracts. This includes salary costs that are apportioned based on time spent by employees working on these contracts as well as costs of materials and costs incurred under agreements with contract research organizations, or CROs.

Operating Expenses

We classify our operating expenses into two categories: research and development costs and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expenses, comprise a significant component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Costs

The largest component of our total operating expenses since inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates. We expense research and development costs as they are incurred and classify them as contracted development, personnel and other.

Our contracted research and development costs primarily consists of:

•
costs incurred under agreements with CROs and investigative sites that conduct our preclinical studies and clinical trials;
•
costs related to manufacturing active pharmaceutical ingredients and drug products for our preclinical studies and clinical trials; and
•
costs for materials used for in-house research and development activities.

Our research and development personnel expense primarily consists of:

•
salaries and personnel-related costs, including bonuses, benefits, recruitment costs and any share-based payment expenses, for our personnel performing research and development activities or managing those activities that have been out-sourced; and
•
consultants’ costs associated with target selection, preclinical and clinical research activities, and the progression of programs towards clinical trials.

Other research and development costs primarily consists of:

•
costs of related facilities, equipment and other overhead expenses that are considered directly attributable to research and development;
•
costs associated with obtaining and maintaining patents for intellectual property; and
•
depreciation of capital assets used for research and development activities.

The successful development of our product candidates is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•
the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;
•
the potential need for additional clinical trials or preclinical studies requested by regulatory authorities;
•
potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;
•
competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;
•
the achievement of milestones requiring payments under in-licensing agreements, if any;
•
any significant changes in government regulation;
•
the terms and timing of any regulatory approvals;
•
the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•
the ability to market, commercialize and achieve market acceptance for any of our product candidates, if they are approved.

We have not historically tracked research and development costs on a program-by-program basis for our preclinical product candidates.

Administrative Expenses

Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services, public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expenses for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development costs, insurance expenses, and costs of our information systems and costs for compliance with the day-to-day requirements of being a public company listed in the United States. We anticipate that our administrative expenses will continue to increase in line with the advancement of our research and development activities. We also expect to continue incurring expenses as a public company in the United States, including expenses related to compliance with the rules and regulations of the SEC and the Nasdaq Stock Market, additional insurance expenses, expenses related to investor relations activities and other administrative and professional services.

Finance and Other Income and Other Expenses

Finance and other income primarily relates to foreign exchange gains as well as interest earned on our cash, cash equivalents and short-term deposits as well as accretion earned on our U.S. treasury bills. Finance and other expense primarily relates to foreign exchange losses and interest expense associated with our lease liability. Foreign exchange gains and losses relate to the settlement of monetary items in foreign currencies, the retranslation of monetary items, and cash held in foreign currencies (primarily U.S. dollars and Euros).

Taxation

We are subject to corporate taxation in the United Kingdom, the United States and Germany. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development, or R&D, tax credits recoverable in the United Kingdom.

As a company that carries out extensive research and development activities, we currently benefit from the U.K. R&D tax credit regime for small or medium-sized enterprises, or SMEs. Under the SME regime, we are able to surrender some of the trading losses that arise from qualifying R&D activities for a cash rebate of up to 27% of such qualifying R&D expenditure for R&D intensive companies where at least 40% (or, for accounting periods beginning on or after April 1, 2024, 30%) of their total expenditure is on qualifying R&D.

The amount of payable credit that a business can receive is capped at £20,000 plus three times the company’s and certain connected parties’ total pay-as-you-earn and National Insurance Contributions liability for that year, unless an exemption applies. Based on the implementation of such rules, we currently expect our 2023 R&D tax claim to be restricted, which has been considered as part of the credit recognized and has no related impact. Qualifying expenditures are net of any revenue contribution and largely comprise employment costs for research staff, materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects, clinical trial and manufacturing costs, including outsourced CRO costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 17.5% for R&D intensive companies or 12.1% for other companies (starting on April 1, 2023, such rebate was reduced from 21.7%). A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. We recognize research and development tax credits when receipt is probable.

Recent amendments to the U.K. R&D tax credit regime increased the cash rebate that may be claimed from such date to 26.97% of qualifying expenditure, if we qualify as an “R&D-intensive SME” for an accounting period (broadly, a loss making SME whose qualifying R&D expenditure represents 40% (or, for accounting periods beginning on or after April 1, 2024, 30%) or more of its total expenditure for that accounting period). The following amendments also came into effect on April 1, 2024 (i) (unless limited exceptions apply) restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes, and (ii) the merger of the SME Program and the RDEC Program into a single scheme. These and other potential future changes to the U.K. R&D tax relief programs may mean we no longer qualify or have a material impact on the extent to which we can make claims or benefit from them.

Unsurrendered U.K. tax losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £196.2 million as of September 30, 2024. However, in the event of a change in ownership of a U.K. company, certain provisions may apply to restrict the utilization of carried forward tax losses in future periods. These provisions apply where there is a major change in the nature or conduct of a trade in connection with the change in ownership. For the avoidance of doubt, we do not recognize a deferred tax asset in respect of the accumulated tax losses. In addition to our accumulated tax losses in the United Kingdom, we also had £39.4 million of accumulated tax losses as of September 30, 2024 related to our operations in Germany for corporate income taxes. We also had £38.2 million of accumulated losses related to trade taxes in our German entity. We had a foreign tax expense in Germany of £0.2 million for the nine months ended September 30, 2024 (nine months ended September 30, 2023: £0.4 million).

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. Where applicable, an amount of 20% of goods and services is added to all sales invoices and is payable to the U.K. tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the U.K. tax authorities.

Withholding tax is deductible from dividends, interest, lease of property, royalties, and other China-source passive income since we do not have an establishment or place of business in China.

Results of Operations

Comparison of the three and nine months ended September 30, 2024 and 2023

The following tables summarize the results of our operations for the three and nine months ended September 30, 2024 and 2023.

Consolidated Income Statements (unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
£000s (except per share information)	£000s	£000s	£000s	£000s
Revenue	1,142	2,798	14,146	23,276
Cost of sales	(2,774)	(1,607)	(7,625)	(8,972)
Gross profit	(1,632)	1,191	6,521	14,304
Research and development costs	(15,305)	(8,934)	(35,479)	(34,088)
General and administrative expenses	(5,600)	(4,956)	(16,058)	(16,521)
Operating loss	(22,537)	(12,699)	(45,016)	(36,305)
Finance and other expenses	(8,602)	(8)	(8,627)	(97)
Finance and other income	981	2,046	2,679	1,058
Loss for the period before taxation	(30,158)	(10,661)	(50,964)	(35,344)
Taxation	3,146	2,411	6,514	6,489
Loss for the period after taxation	(27,012)	(8,250)	(44,450)	(28,855)
Loss per ordinary share (basic and diluted)	(19.1) pence	(7.4) pence	(32.3) pence	(26.4) pence

Revenue

Revenue for the three-month period ended September 30, 2024 was £1.1 million, reflecting a decrease of £1.7 million from the same three-month period in 2023. This change was mainly due to a decrease of £1.4 million in revenue associated with the AstraZeneca Collaboration.

Revenue for the nine-month period ended September 30, 2024 was £14.1 million, reflecting a decrease of £9.1 million from the same nine-month period in 2023. This change was due to a decrease in revenue from the Mallinckrodt Collaboration in the aggregate amount of £9.8 million as (i) we reacquired exclusive worldwide rights to two preclinical siRNA assets under the modified terms of the Mallinckrodt Collaboration in March 2023 and (ii) we concluded all required development activities and commitments under the Mallinckrodt Collaboration as of September 30, 2024.

Cost of Sales

Cost of sales increased £1.2 million for the three months ended September 30, 2024 as compared to the same period in 2023. The increase was mainly due to activity associated with our collaboration agreements, which fluctuates based on the timing of activities and project progression. Cost of sales exceeded revenue in the current quarter as revenue recognition is dependent on a number of factors including timing of milestone achievement. We believe all of our collaboration agreements will be profitable upon completion of required development activities and commitments under the respective collaboration agreement.

Cost of sales decreased £1.3 million for the nine months ended September 30, 2024 as compared to the same period in 2023. The decrease was primarily due to the modification of the Mallinckrodt Collaboration in 2023, when we acquired the exclusive worldwide rights to two preclinical siRNA assets under the Mallinckrodt Collaboration which was considered a contract modification. To a lesser extent, the decrease in cost of sales for 2024 was due to activity associated with our collaboration agreements, which fluctuates based on the timing of activities and project progression.

Research and Development Costs

The following table summarizes our research and development costs for the nine months ended September 30, 2024 and 2023, based on their classification.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	£000s	£000s	£000s	£000s
Research and development costs
Contracted development costs	10,517	5,712	21,648	21,703
Personnel costs	3,970	4,304	11,898	12,212
Other costs	923	443	2,562	1,828
RDEC	(105)	(1,525)	(629)	(1,655)
Total	15,305	8,934	35,479	34,088

Research and development costs increased by £6.4 million for the three months ended September 30, 2024, as compared to the same period in 2023. This was largely due to an increase in contracted research and development expenses of £4.8 million compared to the three-month period in the prior year mainly due to the timing of clinical and manufacturing activities.

Research and development costs increased by £1.4 million for the nine months ended September 30, 2024, as compared to the same period in 2023. This is mainly due to a lower RDEC credit of £1.1 million.

General and Administrative Expenses

General and administrative expenses increased by £0.6 million for the three months ended September 30, 2024 as compared to the same period in 2023, which is mainly due to increased professional services costs.

General and administrative expenses decreased by £0.5 million for the nine months ended September 30, 2024 as compared to the same period in 2023, mainly due to decreased payroll costs and equity-based compensation costs.

Finance and Other Income and Expenses

Finance and other expenses primarily relate to net foreign exchange losses in the current year. There were no foreign exchange losses in the prior year. For the three months ended September 30, 2024, there was a foreign exchange loss of £8.6 million resulting from our cash and U.S. treasury bill balances held in U.S. dollars.

Finance and other income primarily relates to accretion associated with our U.S. treasury bills along with foreign exchange gains due to exchange rate fluctuations in 2023.

Taxation

We have recognized U.K. research and development tax credits for SMEs of £3.2 million for the three months ended September 30, 2024 as compared to £2.5 million for the three months ended September 30, 2023 due to a higher contracted development costs.

We have recognized U.K. research and development tax credits for SMEs of £6.9 million for the nine months ended September 30, 2024, as compared to £7.3 million for the nine months ended September 30, 2023.

Quantitative and Qualitative Disclosures about Market Risk

Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies we operate in, which is placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of September 30, 2024, we had cash and cash equivalents and U.S. treasury bills of £129.0 million (December 31, 2023: £54.0 million). Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. and U.S. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and fixed term and fixed interest rate term deposits from time to time. We have not entered into investments for trading or speculative purposes in the year ended December 31, 2023 or the three and nine months ended September 30, 2024. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Currency Risk

The consolidated financial statements are presented in U.K. pounds sterling. The individual financial statements of each entity are prepared in the currency of the primary economic environment in which the entity operates (its functional currency). Our transactions are commonly denominated in U.K pounds sterling, however, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros, and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Where significant foreign currency cash receipts are expected, we consider the use of forward exchange contracts to manage our exchange rate exposure.

Counterparty, Credit and Liquidity Risk

Our cash, cash equivalents and term deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We believe we have had minimal credit risk relating to our trade receivables as of September 30, 2024 and December 31, 2023, which consisted solely of amounts due from AstraZeneca Collaboration, Mallinckrodt Collaboration, or Hansoh Collaboration.

Critical Accounting Policies, Judgments and Estimates

In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. We review our estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

There have been no significant changes to our critical accounting policies or other significant judgments and estimates from those described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 13, 2024.

Recent Accounting Pronouncements

We have reviewed new IFRS standards issued and updates to existing standards in the reporting period and concluded that none of the recent pronouncements, other than the below, are relevant to us (either because they relate to standards not relevant to us or because they have not yet become effective; and there is currently no preference for early adoption). We did not change our accounting policies or make retrospective adjustments as a result.

IFRS 18 "Presentation and Disclosure in Financial Statements" was issued by the International Accounting Standards Board in April 2024. IFRS 18 will be effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. IFRS 18, upon adoption, replaces IAS Standards 1 - "Presentation of Financial Statements." IFRS 18 sets out new requirements focused on improving financial reporting by:

• requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),

• requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. non-IFRS measures), and

• adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.

IFRS 18 is not intended to impact the recognition or measurement of items in a company's financial statements; however, it might change what an entity reports as its ‘operating profit or loss’ due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement. We are currently assessing the impact of adopting IFRS 18.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We have taken advantage of reduced reporting requirements in this report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Emerging Growth Company Status

We are currently an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to publicly traded entities that are not emerging growth companies. These exemptions include:

•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended;
•
to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation; and
•
an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

As of June 30, 2024, the market value of our ordinary shares held by non-affiliates exceeded $700.0 million. As a result, as of December 31, 2024, we will be a large accelerated filer and we will no longer qualify as an “emerging growth company” and we will no longer be able to avail ourselves of certain reduced reporting requirements applicable to emerging growth companies.

Foreign Private Issuer Status

We currently report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•
the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

As of June 30, 2024, we did not meet the requirements for eligibility as a foreign private issuer. Therefore, as of January 1, 2025, we are required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We will have to prepare our financial statements in accordance with U.S. GAAP, resulting in financial statements that are different from our historical financial statements, which may make it more difficult for investors to compare our financial performance over time. We will also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws may be significantly higher as a domestic reporting company; as a result, our legal and financial compliance costs will increase and may be more time consuming.

Liquidity and Capital Resources

Overview

Since our inception, we have not recognized any revenue from commercial sales of product and have incurred operating losses and negative cash flows from our operations. We have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates, and we will continue to incur costs associated with operating as a public company. We anticipate that our research and development and general and administrative costs will increase in connection with our planned research and development activities.

As of September 30, 2024, we had cash, cash equivalents, and U.S. treasury bills of £129.0 million ($172.7 million). We believe that our cash, cash equivalents, and treasury instruments will be sufficient to fund our anticipated operating and capital expenditure requirements into 2026.

To date, we have financed our operations primarily through the issuances of our equity securities and from the receipt of upfront, milestone and research payments under collaboration agreements with third parties. In the first nine months of 2024, the Group raised additional proceeds of $27.7 million (£21.7 million) pursuant to its at-the-market facility with Jefferies LLC, before deducting $0.9 million (£0.7 million) in placement agent fees and other expenses. In February 2024, we entered into a private placement with new and existing institutional and accredited investors, whereby we issued and sold 5,714,286 ADSs at a price of $21.00 per ADS, for aggregate gross proceeds of £95.4 million ($120 million) before deducting approximately £6.1 million ($7.8 million) in placement agent fees and other expenses.

We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than operating leases.

Cash Flows

The following table summarizes the results of our cash flows for the three and nine months ended September 30, 2024 and 2023.

	Nine months ended
	September 30, 2024	September 30, 2023
	£000s	£000s
Net cash (outflow) from operating activities	(31,965)	(27,484)
Net cash (outflow)/inflow from investing activities	(67,325)	16,048
Net cash inflow from financing activities	112,379	15,235
Increase/(decrease) in cash and cash equivalents	13,089	3,799

Operating activities

Net cash outflow from operating activities increased by £4.5 million for the nine months ended September 30, 2024 compared with the prior period, mainly due to the timing of cash expenses.

Investing activities

Net cash outflow from investing activities relates to purchases of U.S. treasury bills offset by a redemption for the nine months ended September 30, 2024. The same period in 2023 reflected a large inflow of redemptions offset by purchases of U.S. treasury bills. increased U.S. treasury purchases were due to additional capital from the related financing in 2024.

Financing activities

During the nine months ended September 30, 2024, we raised a total of £119.4 million before deducting £6.9 million in placement agent fees and other expenses related to the sale of ADSs pursuant to our at-the-market facility program with Jefferies and our February 2024 private placement.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product pipeline, hire additional employees and increase research and development expenses.

Additionally, as a public company listed on Nasdaq, we incur significant additional audit, legal and other expenses. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least for the next twelve months from the date of this Report.

Our future funding requirements will depend on many factors, including but not limited to:

•
the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;
•
the extent of success in our early preclinical and clinical-stage research programs, which will determine the amount of funding required to further the development of our product candidates;
•
the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•
the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;
•
the outcome, timing and cost of regulatory approvals of our product candidates;
•
the cost and timing of establishing sales, marketing and distribution capabilities; and

•
the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and do not currently have, any off-balance sheet arrangements.

Contractual Obligations and Commitments

The following table summarizes our contractual commitments and obligations as of September 30, 2024 and December 31, 2023.

	Sept 30, 2024	Dec 31, 2023
	£000s	£000s
Lease liability - Non-current	0	93
Lease liability - Current	139	179
Total lease liability	139	272

The lease liability recognized on the balance sheet comprises our London office, which was renegotiated upon completion of the original term, with the new term beginning in September 2022. There are two short-term leases in Berlin, Germany and a lease in New Jersey, United States, not included in the "lease liability" line of the chart above. Both leases in Berlin are on a rolling contract basis with either party being able to end the lease with a cancellation notice period of 11.5 months, while the leases in the United States are on a rolling contract basis with a notice period of three months, thus allowing exemption using the practical expedient.

At September 30, 2024, we had a gross commitment on its office rental in Berlin, Germany and in the United States equal to £0.4 million (December 31, 2023: £0.4 million) in the next year. No amounts are payable after more than one year.

We have agreed to make payments to CROs and manufacturers under various CRO and manufacturing agreements that generally provide for our ability to terminate on short notice. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not fixed or determinable.

RISK FACTORS

Our business has significant risks. You should carefully consider the risk factors set out in Part I, Item 3D “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2023 and the disclosures set out in this Report, including our unaudited condensed consolidated financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described are those significant or material risk factors currently known and specific to us that we believe are relevant to our business, results of operations and financial condition. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also impair our business, results of operations and financial condition.

As of and for the period ended September 30, 2024, there have been no material changes from the risk factors previously disclosed by us in Part I, Item 3D. Risk Factors of our Annual Report on Form 20-F for the year ended December 31, 2023 except for:

As of the end of our most recent second fiscal quarter, we did not meet the requirements for eligibility as a foreign private issuer and, as of January 1, 2025, we will be required to comply with the provisions of the Exchange Act and the rules of Nasdaq applicable to U.S. domestic issuers, which will require us to incur significant expenses and expend time and resources.

As of the end of our most recent second fiscal quarter, we did not meet the requirements for eligibility as a foreign private issuer. As a result, as of January 1, 2025, we will be required to comply with all of the provisions applicable to a U.S. domestic issuer under the Exchange Act, including filing an annual report on Form 10-K, quarterly periodic reports and current reports for certain events, complying with the sections of the Exchange Act regulating the solicitation of proxies, requiring insiders to file public reports of their share ownership and trading activities and insiders being liable for profit from trades made in a short period of time. We will also be required to comply with the rules of Nasdaq applicable to U.S. domestic issuers, including that our articles of association specify a quorum of no less than one-third of our outstanding voting ordinary shares for meetings of our shareholders, the solicitation of proxies and the approval by our shareholders in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control and certain private placements. In addition, we will be required to report our financial results under U.S. GAAP, including our historical financial results, which have previously been prepared in accordance with International Financial Reporting Standards. We expect to incur significant legal, accounting, insurance and other expenses and to expend greater time and resources, as we prepare for compliance, and comply, with these requirements.

We will no longer qualify as an “emerging growth company” as of December 31, 2024 and, as a result, we will no longer be able to avail ourselves of certain reduced reporting requirements applicable to emerging growth companies.

We are currently an “emerging growth company” as defined in the JOBS Act and we have taken advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (iii) exemptions from the requirements of holding nonbinding advisory shareholder votes on executive compensation and shareholder approval of any golden parachute payments not approved previously. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in our periodic reports.

Because the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of June 30, 2024, we will cease to qualify as an “emerging growth company” as of December 31, 2024, and as such, we will no longer be able to take advantage of any of the exemptions from various reporting requirements that are applicable to emerging growth companies effective as of December 31, 2024. We expect that the loss of our “emerging growth company” status and our compliance with the additional requirements that we were previously exempt from as an “emerging growth company” will increase our legal and financial compliance costs. In addition, any failure to comply with these additional requirements in a timely manner, or at all, could have an adverse effect on our business and results of operations and could cause a decline in the price of our ADSs.

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management has devoted and will continue to be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer allowed to avail ourselves of the reduced disclosure requirements of an emerging growth company, we will incur significant legal, accounting and other expenses that we did not previously incur as a private company or as an emerging growth company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Select Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Once we are no longer able to take advantage of the exemptions from various reporting requirements that are applicable to emerging growth companies, we will be required to comply with auditor attestation requirements, increased disclosure obligations and other reporting requirements which will likely increase our costs in the upcoming fiscal year. Our management and other personnel devote and will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs, particularly as we hire additional financial and accounting employees to meet public company internal control and financial reporting requirements and will make some activities more time-consuming and costly compared to when we were a private company. For example, as a public company it is more difficult and more expensive for us to obtain director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantial costs. The impact of these events could also make it more difficult for us to attract and retain qualified members of our board of directors.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting. When we lose our status as an “emerging growth company” as of December 31, 2024, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. At such time as we are required to obtain auditor attestation, if we then have an unremediated material weakness, we would receive an adverse opinion regarding our internal control over financial reporting from our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will continue to engage in process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate or increase internal resources, including through hiring additional financial and accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses in our internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could harm our business and have a negative effect on the trading price of our ADSs.

Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting starting from our annual report required to be filed with the SEC for the fiscal year ending December 31, 2024. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation, which could have a negative effect on the trading price of our ADSs.